U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No. 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT

Enter into Certain Material Agreement in Connection with An Exempted PIPE Transaction

On April 10, 2026, Recon Technology, Ltd, a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with 12 non-U.S. Purchasers named on the signature pages thereto (each an “Purchaser” and collectively, the “Purchasers”) relating to the issuance and sale of an aggregate of 60,000,000 Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”, and collectively, the “Purchased Shares”), at $0.30 per share for the total amounts of $18,000,000 (or approximately RMB 123,568,200, converted at an exchange rate of RMB 6.8649 per US$1.0, being the USD/RMB central parity rate published by the People’s Bank of China from April 9, 2026) from all Purchasers (the “PIPE Transaction”). The form of the Securities Purchase Agreement is attached hereto as Exhibit 10.1.

Pursuant to the Securities Purchase Agreement, the closing of the PIPE Transaction is expected to take place on such date when all transaction documents have been executed and delivered by the applicable parties and all conditions precedent have been satisfied or waived, but in no event later than the date that is fourteen (14) calendar days from the date of the Securities Purchase Agreement or as the parties otherwise mutually agree.

The issuance of the Purchased Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The Purchased Shares will be issued in a private placement exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof and Regulation S promulgated thereunder. Each Purchaser has, severally and not jointly, represented to the Company that it is not a “U.S. Person” under Regulation S, and has completed the required certification.

Immediately prior to the PIPE Transaction, the Company had 10,627,426 shares of Class A Ordinary Shares issued and outstanding, and 20,000,000 share of Class B ordinary shares, par value US$0.0001 each share (“Class B Ordinary Shares”) issued and outstanding. Immediately after the PIPE Transaction is closed, the Company will have 70,627,426 shares of Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares issued and outstanding.

As of the date of this current report on Form 6-K (the “Report”), the Company has received all payments from the Purchasers and has issued instructions to the transfer agent to issue Purchased Shares to the Purchasers. The PIPE Transaction closed on April 16, 2026 in accordance with the terms and conditions of the Securities Purchase Agreement.

The Securities Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The foregoing summaries of the Securities Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the form of such document filed as Exhibits 10.1 hereto and incorporated by reference herein.

Incorporation By Reference

This Report shall be deemed to be incorporated by reference into: (i) the registration statement on Form F-3 (File No. 333-292540) (the “F-3 Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 2, 2026 and declared effective by the SEC on January 14, 2026; (iii) the registration statement on Form S-8 (File No. 333-284867), which was filed with the SEC on February 12, 2025 (collectively with the F-3 Registration Statement, and as amended from time to time, the “Registration Statements”), and into each prospectus or prospectus supplement outstanding under the Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD

Date: April 16, 2026	By:	/s/ Jia Liu
		Name:	Jia Liu
		Title:	Chief Financial Officer